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18006525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9475 Deereco Road, Suite 300
(No. and Street)

Timonium (City) — Maryland (State) — 21093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Jacobs — 410-308-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SC&H Group, LLC
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) — Sparks (City) — MD (State) — 21152 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGA Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN H. HOLSCHUH
Notary Public
State of Maryland
Baltimore County
My commission exp. May 19, 2020

Notary Public

Signature

CCO & Managing Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS

Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CGA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CGA Securities LLC, a Maryland limited liability company (the Company), as of December 31, 2017, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CGA Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of CGA Securities LLC's financial statements. The supplemental information is the responsibility of CGA Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.

We have served as CGA Securities LLC's auditor since 2012.

Sparks, MD
February 22, 2018

CGA SECURITIES LLC

Financial Statements and
Supplementary Information Pursuant to Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2017

CGA SECURITIES LLC

Balance Sheet
As of December 31, 2017

Assets		
Current Assets		
Cash	$	352,152
Total Assets	$	352,152
Liabilities and Member's Capital		
Member's Capital	$	352,152
Total Liabilities and Member's Capital	$	352,152

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CGA Securities LLC (CGA Securities or the Company), a Maryland limited liability company, is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). CGA Securities (through predecessor entities) became an approved broker-dealer in 1993. The immediate predecessor to CGA Securities was acquired in October 2012 by CGA Capital Holdings, LLC, the sole member of the Company. The Company's operations consist primarily of providing private placement services on behalf of affiliates, as described below, and executing secondary market private placements on behalf of institutional clients of CGA Securities.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations. The Company is also approved to offer tax sheltered investments but currently does not do so.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of the contract with a related counterparty. During 2017, such placements were executed on behalf of an affiliated entity. Advisory and structuring fees are recognized when earned. In connection with Investment Banking activities, the Company may receive advisory and structuring fees. Advisory fees relate to providing affiliates or clients with non-transactional services (i.e. unrelated to the placement of securities). Structuring fees include compensation from affiliates for assistance in the structuring of an offering, separate from the private placement of securities by the Company.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Accounts are guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The sole Member of the Company, CGA Capital Holdings, LLC, reports the Company's taxable income or loss on its income tax return or the Members of CGA Capital Holdings, LLC report taxable income or loss on their respective income tax returns.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2017.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Company remains subject to examination by U.S. Federal and state taxing authorities for the years ended December 31, 2014 through 2017.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC 605 and most industry-specific guidance throughout the Industry Topics in the FASB ASC. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB deferred the effective date of the revenue recognition guidance for non-public entities to reporting periods beginning after December 15, 2018. Early adoption is permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 20, 2018, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2017, the Company's net capital totaled $352,152 and its ratio of aggregate indebtedness to net capital was 0.00 to 1.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC), a related party sharing common ownership. This contract originally ran through December 31, 2015, whereby the Company was the exclusive placement agent for CGAMC. That agreement was extended through December 31, 2018. The Company's compensation on each transaction is determined based on a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain members of management of the Company are also owners of related party companies including the sole member of the Company. These parties are related to the Company by common ownership. Certain sales personnel are employees of a related party company and their services are leased to the Company. Salaries, related taxes, and fringes were, for a portion of the year, paid by related parties and reimbursed by the Company. During the year, that arrangement was terminated and the Company pays all of its salaries, related taxes and fringe benefits. Revenues for work performed for related parties totaled 39.19% of total revenues for the year ended December 31, 2017.

The Company leases office space on a month-to-month basis from CGA Capital, LLC (CGA Capital).

3. RELATED PARTIES – cont'd.

Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $67,080 during the year ended December 31, 2017.

CGA Capital will periodically pay expenses for the Company and are reimbursed by the Company when incurred, not less frequently than monthly.